Announcement








                  Company GoldmanSachs International
                  TIDMTTP
                  Headline EMM Disclosure
                  Released 13:43 20 Feb 2003
                  Number 7594H






EMM DISCLOSURE
FORM 38.5 (SUMMARY)

Lodge with a RIS and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET- MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Name of EMM
      Goldman Sachs International


Date of disclosure
      20 February 2003


Contact name
      Stuart Mclerie


Telephone number
      +44 207-774-8136


Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

Capital Management & Investment plc
Six Continents plc
Cambridge Antibody Technology plc
Oxford Glycosciences plc
Safeway plc
Sainsbury plc
Tesco plc


AMENDMENT
If the attached Rule 38.5 disclosure is to amend a previous disclosure, please state which element(s) of previous disclosure was incorrect:


In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of the disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk


FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Capital Management & Investment plc


Class of security
      Call Option Strike 460 Expiration 18 February 2013


Date of disclosure
      20 February 2003


Date of dealing
      19 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Capital Management & Investment plc


Total number of securities purchased


Highest price paid*


Lowest price paid*


Total number of securities sold
      100,000 (customer bought to open)


Highest price received*
      0.210442 GBP Sterling


Lowest price received*
      0.210442 GBP Sterling


*Currency must be stated


FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Six Continents plc


Class of security
      Call Option Strike 460 Expiration 16 April 2003


Date of disclosure
      20 February 2003


Date of dealing
      19 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Capital Management & Investment plc


Total number of securities purchased



Highest price paid*



Lowest price paid*



Total number of securities sold
      666 (customer bought to open)


Highest price received*
      1.585 GBP Sterling


Lowest price received*
      1.58 GBP Sterling


*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Six Continents plc


Class of security
      Call Option Strike 500 Expiration 16 April 2003


Date of disclosure
      20 February 2003


Date of dealing
      19 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Capital Management & Investment plc


Total number of securities purchased



Highest price paid*



Lowest price paid*



Total number of securities sold
      500 (customer bought to open)


Highest price received*
      1.22 GBP Sterling


Lowest price received*
      1.205 GBP Sterling


*Currency must be stated




FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Six Continents plc


Class of security
      Put Option Strike 500 Expiration 16 April 2003


Date of disclosure
      20 February 2003


Date of dealing
      19 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Capital Management & Investment plc


Total number of securities purchased



Highest price paid*



Lowest price paid*



Total number of securities sold
      100 (customer bought to open)


Highest price received*
      0.12 GBP Sterling


Lowest price received*
      0.12 GBP Sterling


*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Six Continents plc


Class of security
      Put Option Strike 600 Expiration 16 April 2003


Date of disclosure
      20 February 2003


Date of dealing
      19 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Capital Management & Investment plc


Total number of securities purchased
      166 (customer sold to open)


Highest price paid*
      0.36 GBP Sterling


Lowest price paid*
      0.36 GBP

Total number of securities sold



Highest price received*



Lowest price received*



*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Six Continents plc


Class of security
      Contract For Differences Expiration 04 December 2012


Date of disclosure
      20 February 2003


Date of dealing
      19 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Capital Management & Investment plc


Total number of securities purchased
      10,500 (customer sold to close)


Highest price paid*
      5.890018 GBP Sterling


Lowest price paid*
      5.890018 GBP Sterling


Total number of securities sold



Highest price received*



Lowest price received*



*Currency must be stated




FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Six Continents plc


Class of security
      Contract For Differences Expiration 09 February 2013


Date of disclosure
      20 February 2003


Date of dealing
      19 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Capital Management & Investment plc


Total number of securities purchased



Highest price paid*



Lowest price paid*



Total number of securities sold
      244,000 (customer bought to close)


Highest price received*
      5.987782 GBP Sterling


Lowest price received*
      5.987782 GBP Sterling


*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Six Continents plc


Class of security
      Contract For Differences Expiration 09 February 2013


Date of disclosure
      20 February 2003


Date of dealing
      19 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Capital Management & Investment plc


Total number of securities purchased



Highest price paid*



Lowest price paid*



Total number of securities sold
      20,000 (customer bought to close)


Highest price received*
      5.899982 GBP Sterling


Lowest price received*
      5.899982 GBP

*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Six Continents plc


Class of security
      Contract For Differences Expiration 18 February 2013


Date of disclosure
      20 February 2003


Date of dealing
      19 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Capital Management & Investment plc


Total number of securities purchased
      43,202 (customer sold to open)


Highest price paid*
      5.988 GBP Sterling


Lowest price paid*
      5.988 GBP Sterling


Total number of securities sold



Highest price received*



Lowest price received*



*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Six Continents plc


Class of security
      Contract For Differences Expiration 18 February 2013


Date of disclosure
      20 February 2003


Date of dealing
      19 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Capital Management & Investment plc


Total number of securities purchased



Highest price paid*



Lowest price paid*



Total number of securities sold
      100,000 (customer bought to open)


Highest price received*
      6.157381 GBP Sterling


Lowest price received*
      6.157381 GBP Sterling


*Currency must be stated


FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Six Continents plc


Class of security
      Contract For Differences Expiration 18 February 2013


Date of disclosure
      20 February 2003


Date of dealing
      19 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Capital Management & Investment plc


Total number of securities purchased
      25,000 (customer sold to close)


Highest price paid*
      5.94381 GBP Sterling


Lowest price paid*
      5.94381 GBP Sterling


Total number of securities sold



Highest price received*



Lowest price received*



*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Six Continents plc


Class of security
      Contract For Differences Expiration 18 February 2013


Date of disclosure
      20 February 2003


Date of dealing
      19 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Capital Management & Investment plc


Total number of securities purchased
      11,500 (customer sold to close)


Highest price paid*
      5.952447 GBP Sterling


Lowest price paid*
      5.952447 GBP Sterling


Total number of securities sold



Highest price received*



Lowest price received*



*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Cambridge Antibody Technolgy plc


Class of security
      Contract For Differences Expiration 18 February 2013


Date of disclosure
      20 February 2003


Date of dealing
      19 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Oxford Glycosciences plc


Total number of securities purchased



Highest price paid*



Lowest price paid*



Total number of securities sold
      36,200 (customer bought to open)


Highest price received*
      4.472851 GBP Sterling


Lowest price received*
      4.472851 GBP Sterling


*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Cambridge Antibody Technolgy plc


Class of security
      Contract For Differences Expiration 18 February 2013


Date of disclosure
      20 February 2003


Date of dealing
      19 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Oxford Glycosciences plc


Total number of securities purchased



Highest price paid*



Lowest price paid*



Total number of securities sold
      5,000 (customer bought to open)


Highest price received*
      4.497099 GBP Sterling


Lowest price received*
      4.497099 GBP Sterling


*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Oxford Glycosciences plc


Class of security
      Contract For Differences Expiration 18 February 2013


Date of disclosure
      20 February 2003


Date of dealing
      19 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Oxford Glycosciences plc


Total number of securities purchased
      100,000 (customer sold to open)


Highest price paid*
      1.89772 GBP Sterling


Lowest price paid*
      1.89772 GBP Sterling


Total number of securities sold



Highest price received*



Lowest price received*



*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Safeway plc


Class of security
      Put Option Strike 280 Expiration 16 April 2003


Date of disclosure
      20 February 2003


Date of dealing
      19 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Sainsbury plc


Total number of securities purchased



Highest price paid*



Lowest price paid*



Total number of securities sold
      332


Highest price received*
      0.06 GBP Sterling


Lowest price received*
      0.055 GBP Sterling


*Currency must be stated


FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Safeway plc


Class of security
      Contract For Differences Expiration 09 January 2013


Date of disclosure
      20 February 2003


Date of dealing
      19 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Sainsbury plc


Total number of securities purchased



Highest price paid*



Lowest price paid*



Total number of securities sold
      50,000 (customer bought to close)


Highest price received*
      3.071794 GBP Sterling


Lowest price received*
      3.071794 GBP Sterling


*Currency must be stated


FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Sainsbury plc


Class of security
      Contract For Differences Expiration 18 February 2013


Date of disclosure
      20 February 2003


Date of dealing
      19 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Sainsbury plc


Total number of securities purchased



Highest price paid*



Lowest price paid*



Total number of securities sold
      60,000 (customer bought to open)


Highest price received*
      2.323805 GBP Sterling


Lowest price received*
      2.323805 GBP Sterling


*Currency must be stated



FORM 38.5
CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Dealing in (name of company)
      Tesco plc


Class of security
      Contract For Differences Expiration 18 February 2013


Date of disclosure
      20 February 2003


Date of dealing
      19 February 2003


Name of EMM
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Sainsbury plc


Total number of securities purchased



Highest price paid*



Lowest price paid*



Total number of securities sold
      130,000 (customer bought to open)


Highest price received*
      1.64863 GBP Sterling


Lowest price received*
      1.64863 GBP Sterling


*Currency must be stated





END